EXHIBIT 21.1

RASER TECHNOLOGIES, INC.

LIST OF SUBSIDIARIES AND

JURISDICTIONS OF INCORPORATION OR ORGANIZATION

SUBSIDIARY	JURISDICTION OF INCORPORATION/ORGANIZATION
Raser Technologies Operating Company, Inc.	Utah

Thermo No. 1 BE-01, LLC	Delaware

Lightning Dock Geothermal No. 1 HI-01, LLC	Delaware

Raser Technologies, Inc. also maintains 19 additional subsidiaries that are not considered to be significant.